                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                               (Amendment No. 5)
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D/A
                               (Amendment No. 5)
                   Under the Securities Exchange Act of 1934

                         REGENCY HEALTH SERVICES, INC.
                           (Name of Subject Company)

                            SUNREG ACQUISITION CORP.
                           SUN HEALTHCARE GROUP, INC.
                                   (Bidders)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  758934-10-3
                     (CUSIP Number of Class of Securities)

                              Robert Murphy, Esq.
                           Sun Healthcare Group, Inc.
                                101 Sun Lane NE
                         Albuquerque, New Mexico 87109
                           Telephone:  (505) 821-3355
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Michael Kennedy, Esq.
                              Steve Camahort, Esq.
                        Brobeck, Phleger & Harrison LLP
                        One Market - Spear Street Tower
                        San Francisco, California 94105
                           Telephone:  (415) 442-0900

                               Page 1 of 6 Pages

 CUSIP NO.   758934-10-3

      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sunreg Acquisition Corp.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      CO


                               Page 2 OF 6 Pages

 CUSIP NO.   758934-10-3


      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sun Healthcare Group, Inc.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,074,913
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      25.6% (based on 15,935,300 shares outstanding)
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      HC



                               Page 3 OF 6 Pages

     Amendment No. 5 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") and Amendment No. 5 to Schedule 13D relating to the offer by Sunreg Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.


ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding thereto the following:

          On September 23, 1997, Parent issued a press release announcing that it had extended the Consent Date for the Debt Tender Offer and Consent Solicitation. The new Consent Date is 5 p.m., Eastern Standard Time, on Friday, September 26, 1997 unless further extended in the manner described in the related Offer to Purchase and Consent Solicitation Statement. Parent also announced that the total amount payable for the Senior Securities and the Junior Securities is $1,105.16 per $1,000 principal amount and $1,191.37 per $1,000 principal amount, respectively, plus, in each case, accrued interest. The full text of the press release is set forth in Exhibit (a)(11) and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following exhibit:


          (a)(11) Press Release issued by Sun Healthcare Group, Inc. on September 23, 1997.

                               Page 4 of 6 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 24, 1997                  SUNREG ACQUISITION CORP.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Vice President


                                    SUN HEALTHCARE GROUP, INC.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Senior Vice President for
                                              Financial Services & Chief
                                              Financial Officer

                               Page 5 of 6 Pages

                                 EXHIBIT INDEX

 Exhibit
   No.                                     Item
   ---                                     ----
 (a)(11)       Press Release issued by Sun Healthcare Group, Inc. on September
               23, 1997.

                               Page 6 of 6 Pages